Exhibit 99.1

FOR IMMEDIATE RELEASE                                            August 12, 1999

CONTACT:
Donald L. Rich, President & CEO                                   (408) 496-0474


                    Castelle announces second quarter results


SANTA CLARA, Calif., August 12, 1999 - CASTELLE (Nasdaq: CSTL) today announced financial results for the second fiscal quarter ended July 2, 1999. Net sales were $3.7 million for the three months ended July 2, 1999 versus $6.1 million in the same period of 1998. The Company reported a net loss of $1,460,000 or $0.31 per share compared to a net loss of $925,000 or $0.20 per share in the second quarter of 1998.

Net sales for the first six months of 1999 were $8.2 million compared with $12.7 million for the same period of 1998. Net loss for the six-month period was $2,871,000 or $0.64 per share compared to a net loss of $742,000 or $0.16 per share for the 1998 period. The net loss for the period was a result of a 64% reduction in print server sales and a 21% reduction in fax server product sales.

The net losses reflect the continuing decline in print server sales, primarily due to the business conditions in the Asia Pacific region, and the decline in shipments to distributors to support the Company's continued effort to manage down inventory levels in the distribution channel.

Founded in 1987, Castelle is an industry leader and pioneer of network fax and print servers that increase productivity in workgroups and the enterprise. Castelle products are available through a worldwide network of distributors and Value Added Resellers. Castelle is headquartered in Santa Clara, Calif. and can be reached at 1-800-289-7555; (408) 496-0474; or www.castelle.com.

This press release contains forward-looking statements that involve risks and uncertainties, relating to the future events, including the Company's strategy to operate more efficiently in the print server market and the effect of improved business conditions in the Asia Pacific Region on the results of the print server sales. Actual events or the Company's results may differ materially from the events or results discussed in the forward-looking statements for a number of reasons including, without limitation, the timely development, acceptance and pricing of new products and the general economic conditions as they affect the Company's customers. The Company assumes no obligation to update the forward-looking information. Investors are referred to the full discussion of risks and uncertainties associated with forward-looking statements contained in the Company's 10-K for the fiscal year ended December 31, 1998.

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